UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                  )*

Zamba Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

98888 1108

(CUSIP Number)

March 4, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following page(s))

CUSIP No. 98888 1108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HCL Technologies America, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,075,031

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,075,031

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,031

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HCL Technologies Limited, India

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,075,031

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,075,031

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,031

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Zamba Corporation
	(b)	Address of Issuer's Principal Executive Offices 3033 Excelsior Boulevard, Suite 200 Minneapolis, MN 55416

ITEMS 2-6 INCLUSIVE FOR HCL Technologies America, Inc.
Item 2.
	(a)	Name of Person Filing HCL Technologies America, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 330 Potrero Avenue Sunnyvale, CA 94085
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, $.01 par value per share
	(e)	CUSIP Number 98888 1108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing it is a:
Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: 3,075,031
	(b)	Percent of class: 7.8%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 3,075,031
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 3,075,031

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
HCL Technologies America, Inc. is a wholly-owned subsidiary of HCL Technologies Limited, India.

Item 2.
Items 2-6 INCLUSIVE FOR HCL Technologies Limited, India
	(a)	Name of Person Filing HCL Technologies Limited, India
	(b)	Address of Principal Business Office or, if none, Residence? A-10&11, Sector 3, Noida 201 301, U.P. India
	(c)	Citizenship India
	(d)	Title of Class of Securities Common Stock, $.01 par value per share
	(e)	CUSIP Number 98888 1108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing it is a:
Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 3,075,031
(b) Percent of class: 7.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 3,075,031
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 3,075,031

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
(a) Not applicable.

(b)           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2002	HCL Technologies America, Inc.

/s/ Sanjeev Varma
	By:	Sanjeev Varma
Chief Financial Officer
Title

AGREEMENT DATED MARCH 12, 2002 RELATED TO SCHEDULE 13G

HCL TECHNOLOGIES LIMITED, INDIA

AND

HCL TECHNOLOGIES AMERICA, INC.

HCL Technologies Limited, India and HCL Technologies America, Inc. hereby agree to file a Schedule 13G related to Zamba Corporation together and on behalf of each party hereto and that the Schedule 13G and any amendments to the Schedule 13G may be filed on behalf of each party hereto by either party hereto. This agreement is not intended to create a “Group,” as defined by Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”) for any purposes and the parties hereto do hereby expressly disclaim any association as a group under Section 13(d)(3) of the Act. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be revoked by either party any time upon notice to the other party. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

Dated:  March 12, 2002

HCL TECHNOLOGIES LIMITED, INDIA

By:	/s/ Anil Chanana
Corporate Vice President, Finance

                AND

HCL TECHNOLOGIES AMERICA, INC.

By:	/s/ Sanjeev Varma
Chief Financial Officer